Klabin SA
rua Formosa 367, 12
01075-900 São Paulo SP
tel 11 3225 4000
www.klabin.com.br

SUPPL

82-34628

RECEIVED
2006 MAR 21 A 9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011755

KLABIN S.A.
Public Company - CNPJ/MF n° 89.637.490/0001-45
NIRE n° 35300188349

ORDINARY GENERAL SHAREHOLDERS MEETING
Held on March 20, 2006

DELIBERATIONS

Approved unanimously and without reservation, with abstention of the legally justified:

1. The Management Report, the Financial Statements, the opinion of the Fiscal Council and of the Independent Auditors, referring the fiscal year ended on 12/31/2005.

2. the destination of budgets, besides of the net profit and of the originating from amount the accomplishment in 2004 of Revaluation Reserve, adapted directly in the bill of earned surplus, as it consists of the referred Financial Demonstrations, as it proceeds:

i) **Legal Reserve**: destination of 5% (five percent) of the net profit for constitution of legal Reserve, in the terms of the Law	R$ 15.455.412,04
ii) Dividend distribution:	
a) Dividends, approved for the Council of Administration, in meeting of August 31, 2005, in the value of:	
- R$ 102,79 for lot of a thousand ordinary shares	R$ 32.566.705,20
- R$ 113,07or lot of a thousand preferential shares	R$ 67.938.757,73
Sub-total	R$ 100.505.462,93
b) Complementary dividends:	
- R$ 72,89 for lot of a thousand ordinary shares	R$ 23.093.561,07
- R$ 80,18 for lot of a thousand preferential shares	R$ 48.176.612,67
Sub-Total	R$ 71.270.173,74
TOTAL	R$ 171.775.636,67
iii) Reserves for Investments and working capital, foreseen in the article 25, "iv", of the Social Statute, according to Plurianual Business Plan, in the value of	R$ 123.277.482,25

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

dw 3/21

Klabin SA
rua Formosa 367, 12
01075-900 São Paulo SP
tel 11 3225 4000
www.klabin.com.br

3. Elected the Board of Directors and its representative members:

Effective Members	Representative Members
Armando Klabin	Wolff Klabin
Celso lafer	Alfred Lobl
Daniel Miguel Klabin	Amanda Klabin
Israel Klabin	Alberto Klabin
Lilia Klabin Levine	Roberto Klabin Martins Xavier
Miguel Lafer	Mildred Lafer
Paulo Sergio Coutinho Galvão Filho	Graziela Lafer Galvão
Pedro Franco Piva	Horacio Lafer Piva
Roberto Luiz Leme Klabin	Edgar Gleich
Vera Lafer	Francisco Lafer Pati
Rui Manuel de Medeiros D'Espiney Patrício	Olavo Egydio Monteiro de Carvalho
Roger Wright	Sergio Francisco Monteiro de Carvalho Guimarães

4. Determined the global annual fees of the Management;

5. Elected the members of the Fiscal Council and its representative members and defined their respective remuneration.

Effective Members	Representative Members
Frederico Teixeira de Simas	-
João Alfredo Dias Lins	Carlos Alberto Alves
Antonio Marcos Vieira Santos	Vivian do Valle Souza Leão Mikui
Wolfgang Eberhard Rohrbach	Tânia Maria Camilo
Armando Simões de Castro Filho	Akikaso Igarashi

São Paulo March 20, 2006.

Ronald Seckelmann
Director of Investor Relations

Rua Formosa, 367 12º andar
01075-900 São Paulo SP
Tel 011/3225.4004
Fax 011 3225 4247
e-mail: mepacheco@klabin.com.br

RECEIVED
2006 MAR 21 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Klabin S.A.

KLABIN S.A.
Public Company-CNPJ/MF no. 89.637.490/0001-45
NIRE 35300188349

NOTICE TO SHAREHOLDERS

KLABIN S.A. informs its Shareholders that in the General Ordinary Shareholders Meeting, held on March 20, 2006, 2:30 p.m., approved the payment of complementary dividends to the shares that represent its social capital, in the form and values defined below:

1. **DIVIDENDS**
   a) For common shares, a dividend of R$ 72,89 per 1,000 (one thousand) shares;
   b) For preferred shares, a dividend of R$ 80,18 per 1,000 (one thousand) shares.

2. **BEGINNING OF PAYMENT:**

   April 06, 2006.

   The dividends will be paid from April 06, 2006, and the "Record Date" March 27, 2006 for the Brazilian and American market for the ADR Level 1 Program. From March 28, 2006, the shares traded in Brazilian Stock Exchange will be "Ex-Dividends".

3. **INSTRUCTIONS FOR THE CREDIT OF DIVIDENDS:**

   Shareholders will have its credits available on the first day of payment, credited to the banking account informed to Banco Itaú S.A.

3.1 Shareholders with outdated registration form:

To those shareholders whose register does not contain the number of CPF/CNPJ or indication of Bank/Agency and checking account, the dividends will be credited as of the 3rd business day counted from the date of the request, as long as the interested parties provide the regularization of their registration form, in person, at any of Banco Itau's agencies, which are solely intended to assist shareholders, stated below. In case the update of the registration form is made in any other bank agency not mentioned below, or through mail to the Shares and Debenture Unit – Avenida Engenheiro Armando de Arruda Pereira nº 707 – 9º floor - ZIP CODE 04344-902, São Paulo, SP, the payment will only be effected after due registrations in the electronic files of the Bank referred.

Rua Formosa, 367 12° andar
01075-900 São Paulo SP
Tel 011/3225.4004
Fax 011 3225 4247
e-mail: mcpacheco@klabin.com.br

Klabin S.A.

4. INCOME TAX

There is no Income Tax.

5. LOCAL OF ATTENDANCE

At the Agencies of Banco Itaú S.A. listed below and at the other authorized agencies that render services to shareholders, during banking hours:

- São Paulo (SP) - Rua Boa Vista n° 176 – 1° Subsolo
- Rio de Janeiro (RJ) - Rua Sete de Setembro n° 99 - Subsolo
- Belo Horizonte (MG) - Av. João Pinheiro n° 195 - Mezanino
- Porto Alegre (RS) - Rua Sete de Setembro n° 746 – Mezanino
- Curitiba (PR) - Rua João Negrão n° 65
- Salvador (BA) - Av. Estados Unidos n° 50 – 2nd floor
- Brasilia (DF) - SCS Quadra 3, Ed. D' Angela - Térreo

São Paulo, March 20, 2006.

Ronald Seckelmann
Director of Investor Relations